EXHIBIT 11

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding for the period and, if there are dilutive securities, diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator.

Common stock equivalents include shares issuable upon the exercise of stock options or warrants, net of shares assumed to have been purchased with the proceeds, using the treasury stock method.

	Three Months Ended March 31,
	2006	2005
Basic shares used in the calculation of earnings per share	36,863,386	36,384,185

Effect of dilutive securities:
Stock options	—	1,188,672
Stock warrants	—	—
Convertible Revolving Promissory Note	—	54,557
Series A Preferred Stock	—	515,000
Series B Preferred Stock	—	612,000

Diluted shares used in the calculation of earnings per share	36,863,386	38,754,414

Net income (loss) per share - basic	$(0.04)	$0.02

Net income (loss) per share - diluted	$(0.04)	$0.02

The following table summarizes the number of shares of common stock for securities that were not included in the calculation of diluted net income (loss) per share because such shares are antidilutive:

	Three Months Ended March 31,
	2006	2005
Stock options	4,249,763	4,914,011
Stock warrants	1,003,311	1,003,311
Convertible Revolving Promissory Note	165,965	54,557
Convertible Series A Preferred Stock	515,000	515,000
Convertible Series B Preferred Stock	612,000	612,000